John Dana Brown
United States Securities and Exchange Commission
Division of Corporate Finance

November 13, 2009

Re: Marley Coffee Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed May 15, 2009
File No. 000-52161

Dear Sirs?Mesdames:

We are in receipt of your comment letter dated October 30, 2009 for the above-mentioned filing.  Our replies are set out below:

Recent Sales of Unregistered Securities, page 9

1.	We have amended the 10-K to provide the disclosure required by Item 701 of Regulation S-K (see page 8).

MD&A, page 9

2.	We have disclosed the principal sources and uses of cash resources, including dollar amounts involved. See page 9.

3.	We have disclosed the principal terms of the November 2008 stock subscription. See page 9. We have also filed the subscription agreement as an exhibit.

Report of Independent Registered Public Accounting Firm, F-1

4.	We have amended to provide a compliant audit report in accordance with Item 3-02 of Regulation S-K.

Item 9A-Controls and Procedures, page 15

5.
We have revised the filing to include more comprehensive disclosure on the conclusions of management regarding the effectiveness of our disclosure controls and procedures required by Item 307 of Regulation S-K.  See page 14.

Executive Compensation

       6.   We have not yet paid any consulting fees to our directors or officers.  We have revised the filing to clarify this.  See page 18.

Certain Relationships and Related Transactions

7.	We have amended our filing to provide the disclosure required by Item 404(d) of Regulation S-K. See page 18.

Signatures

8.	We have revised our signature page in accordance with General Instruction D to Form 10-K.

Exhibits

9.	We have revised the Section 302 certifications accordingly and confirm we will comply with this section in future filings.

10.	We have filed the lease for our farmland as an exhibit.

We acknowledge the following:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a clean and blackline version of the amended filings to expedite your review.

Sincerely,
“Shane Whittle”
Shane Whittle
President Marley Coffee Inc.